Exhibit 4.1

AMENDMENT NO. 3 TO RIGHTS AGREEMENT

This Amendment No. 3 (this “Amendment”) to that Rights Agreement, dated as of November 2, 1998, by and between Maxwell Shoe Company Inc. and BankBoston, N.A., as rights agent, as amended by Amendment No. 1 to Rights Agreement, dated as of December 6, 2001, by and between Maxwell Shoe Company Inc. and EquiServe Trust Company, N.A., as rights agent, and Amendment No. 2 to Rights Agreement, dated April 2, 2004, by and between Maxwell Shoe Company Inc. and EquiServe Trust Company, N.A., as rights agent (as amended, the “Rights Agreement”), is made and entered into this 18th day of June, 2004 by and between MAXWELL SHOE COMPANY INC., a Delaware corporation (the “Company”), and EQUISERVE TRUST COMPANY, N.A., a national banking association (the “Rights Agent”). Capitalized terms not otherwise defined herein shall have the meanings given them in the Rights Agreement.

RECITALS

WHEREAS, Section 27 of the Rights Agreement provides that the Board of Directors of the Company (the “Board”) may, from time to time, without the approval of any holders of Rights, supplement or amend any provision of the Rights Agreement, and direct the Rights Agent so to supplement or amend such provision; and

WHEREAS, the Board believes that it is in the best interest of the Company to amend the Rights Agreement as set forth below.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and mutual agreements set forth herein, the parties hereto agree to amend the Rights Agreement as follows:

1. Amendment.

A. Section 1(k) of the Rights Agreement is hereby amended by deleting the “and” and inserting a comma where “and” appears between “Subsidiary of the Company” and “any Person holding Voting Shares” and by inserting the following words at the end of Section 1(k) of the Rights Agreement:

“, Jones Apparel Group, Inc., a Pennsylvania corporation, and MSC Acquisition Corp., a New York corporation.”

B. Section 1(m) of the Rights Agreement is hereby amended by deleting “November 2, 2008” and inserting the following words in lieu thereof in Section 1(m) of the Rights Agreement:

“the earlier of (i) November 2, 2008 and (ii) the time immediately prior to the effectiveness of the merger of MSC Acquisition Corp. with and into the Company”

2. Effectiveness. This Amendment shall not be effective until the time immediately preceding the execution and delivery of an agreement and plan of merger among Jones Apparel Group, Inc., MSC Acquisition Corp. and the Company pursuant to which MSC Acquisition Corp. will merge with and into the Company.

3. Ratification. Except as expressly amended hereby, the Rights Agreement shall continue in full force and effect in accordance with its terms, without any waiver, amendment or other modification of any provision thereof.

4. Governing Law. The Company and the Rights Agent agree that the interpretation, validity, construction, and performance of this Amendment shall be governed by the laws of the State of Delaware without regard to its principles of conflicts of laws.

5. Counterparts. This Amendment may be executed in any number of counterparts and each such counterpart shall for all purposes be deemed to be an original and all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of June 18, 2004.

MAXWELL SHOE COMPANY INC.		EQUISERVE TRUST COMPANY, N.A.

By:	/s/ James J. Tinagero	By:	/s/ Carol Mulvey-Eori
Name:	James J. Tinagero	Name:	Carol Mulvey-Eori
Title:	Chief Operating Officer and Executive Vice President	Title:	Managing Director

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